QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

JBG SMITH Properties
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges(1) for each of the periods presented (in thousands, expect ratio amounts):

		Year Ended December 31,
	Three Months Ended March 31, 2018(2)
		2017(3)	2016(4)	2015(4)	2014(4)	2013(4)
Income (loss) before income tax (expense) benefit	$(5,694)	$(88,996)	$63,057	$50,048	$81,542	$79,546
Fixed charges	24,158	71,568	55,857	57,260	60,742	66,949
Amortization of capitalized interest	430	1,472	1,232	1,082	939	871
Loss from unconsolidated real estate ventures, net	1,902	4,143	947	4,283	1,278	4,444
Return on capital from unconsolidated real estate ventures	3,764	2,563	1,520	1,348	2,603	733
Capitalized interest	(4,516)	(12,727)	(4,076)	(6,437)	(3,605)	(1,136)

Earnings	$20,044	$(21,977)	$118,537	$107,584	$143,499	$151,407

Interest expense	$19,257	$58,141	$51,781	$50,823	$57,137	$65,813
Capitalized interest	4,516	12,727	4,076	6,437	3,605	1,136
Portion of rental expense representative of the interest factor (one-third of rental expense)	385	700	—	—	—	—

Fixed charges	$24,158	$71,568	$55,857	$57,260	$60,742	$66,949

Ratio of earnings to fixed charges(5)	—	—	2.12	1.88	2.36	2.26
Deficit(5)	(4,114)	(93,545)	—	—	—	—

(1)
No preferred shares were issued and outstanding for any of the periods presented.

(2)
Reflects the ratio of earnings to fixed charges for JBG SMITH Properties.

(3)
JBG SMITH Properties was formed for the purpose of receiving, via the spin-off on July 17, 2017 (the "separation"), substantially all of the assets and liabilities of Vornado Realty Trust's Washington, DC segment, which operated as Vornado / Charles E. Smith (the "Vornado Included Assets"). On July 18, 2017, JBG SMITH Properties acquired the management business and certain assets and liabilities of The JBG Companies (the "combination"). The separation and combination are collectively referred to as the "formation transaction." Due to the formation transaction, the ratio of earnings to fixed charges for the year ended December 31, 2017 reflects the ratio of earnings to fixed charges for the Vornado Included Assets for the period prior to July 17, 2017 and for JBG SMITH Properties for the period subsequent to July 17, 2017.

(4)
Reflects the ratio of earnings to fixed charges for the Vornado Included Assets.

(5)
As a result of the formation transaction, the results for the periods presented are not comparable.

QuickLinks

  Exhibit 12.1
JBG SMITH Properties CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES